UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

ASHLAND GLOBAL HOLDINGS INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

044186104
(CUSIP Number)

Keith M. Rosenbloom
Cruiser Capital Advisors, LLC
501 Madison Avenue, Floor 12A
New York, New York 10022
(212) 829-5833
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

January 22, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

1	NAME OF REPORTING PERSON Cruiser Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,540,824*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,540,824*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,540,824*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IA
*	Includes 40,000 shares underlying call options currently exercisable as further described in Item 6.

1	NAME OF REPORTING PERSON Keith M. Rosenbloom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,540,824*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,540,824*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,540,824*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IN, HC
*	Includes 40,000 shares underlying call options currently exercisable as further described in Item 6.

1	NAME OF REPORTING PERSON Allen A. Spizzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,330
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,330
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Patrick E. Gottschalk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

This amendment reflects, among other things, that the Reporting Persons no longer have a control purpose with regard to the Issuer.  As a result, the Reporting Persons will no longer file a voluntary Schedule 13D to report their holdings of Common Stock (as previously reported, the Reporting Persons do not hold more than 5% of the Common Stock individually or as a group).  So, upon the filing of this amendment, the Reporting Persons will cease to voluntarily report their holdings of Common Stock on Schedule 13D.
This amended Schedule 13D is also being filed to attach a settlement agreement entered into with the Issuer.  In connection with attaching the settlement agreement, the Reporting Persons are also amending Item 4, Item 6 and Item 7 of the Schedule 13D filed with the Securities and Exchange Commission on October 25, 2018 (the "October Filing"), as amended on November 23, 2018, each as provided below.  The other information reflected in the October Filing, as amended on November 23, 2018, is not changed or modified by this filing in any way.  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the October Filing.
Item 4.	Purpose of Transaction
Item 4 of the October Filing, as amended on November 23, 2018, is supplemented by adding the following disclosure:
On January 22, 2019, Ashland Global Holdings Inc. ("Ashland") entered into an agreement (the "Settlement Agreement") with Cruiser Capital Advisors, LLC, Keith M. Rosenbloom, Cruiser Capital Master Fund LP, Metamorphosis IV LLC, William H. Joyce, Metamorphosis Master Fund LP, Cruiser Capital Metamorphosis Advisors, LLC, Cruiser Capital, LLC, Cruiser Capital, Ltd., the William H. Joyce Revocable Trust and the Joyce Family Irrevocable Trust (collectively, the "Cruiser Group").  The following is a summary of the material terms of the Settlement Agreement.
In connection with the Settlement Agreement, Ashland will consult with the Cruiser Group, in addition to its other shareholders, on the previously announced search for two new independent directors to be appointed to Ashland's Board in 2019.  In addition, Ashland has entered into a Consulting Agreement with Dr. William Joyce, pursuant to which Dr. Joyce, as a consultant, will assist the senior management of Ashland with identifying opportunities for ordinary course operational improvements to Ashland's business and designing strategies to achieve such improvements.  Ashland further agreed that the Board will appoint one or both of Mr. Craig A. Rogerson and Mr. Jerome A. Peribere to the Governance and Nominating Committee of the Board promptly following Ashland's 2019 Annual Meeting of Stockholders on February 8, 2019 (the "2019 Annual Meeting").
Pursuant to the Settlement Agreement, the Cruiser Group has withdrawn the nominations of Dr. Joyce, Mr. Allen A. Spizzo, Mr. Patrick E. Gottschalk and Ms. Carol S. Eicher for election to the Board, and has agreed to not solicit proxies in connection with the 2019 Annual Meeting.  In addition, each of the members of the Cruiser Group has agreed to vote all shares of Common Stock owned by them (i) in favor of the slate of directors recommended by the Board and (ii) in accordance with the Board's recommendation on all non-director matters at the 2019 Annual Meeting and Ashland's 2020 annual meeting of stockholders (the "2020 Annual Meeting").
Under the terms of the Settlement Agreement, during the period from the date of the Settlement Agreement until October 15, 2020 (the "Standstill Period"), the Cruiser Group agreed, among other things, not to (i) engage in any solicitation of proxies or consents with respect to shares of the Common Stock, (ii) participate in any proxy contest against Ashland and the Board, (iii) submit any proposal for consideration at, or bring any other business before any annual or special meetings of stockholders, (iv) seek to influence management, strategy or governance of Ashland directly or indirectly, (v) make public proposals or statements regarding Ashland or its strategy or (vi) engage in communications with any other Ashland stockholder, other than in connection with recommendation of the two new directors to be appointed following the 2019 Annual Meeting.  The Cruiser Group also agreed to not submit a notice of its intent to nominate directors pursuant to Ashland's bylaws or propose any director nominations and to not make any stockholder proposals (whether pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or otherwise) for Ashland's 2021 annual meeting of stockholders (the "2021 Annual Meeting").
Ashland and the Cruiser Group also agreed to mutual non-disparagement obligations.  Ashland also agreed to reimburse the Cruiser Group for their documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with the Cruiser Group's nomination notice, all matters related to the 2019 Annual Meeting and the negotiation and execution of the Settlement Agreement, up to a maximum of $1,500,000, in the aggregate.
The Settlement Agreement will terminate and the Cruiser Group will be relieved from its voting and standstill obligations if the Board does not renominate for election to the Board at the 2020 Annual Meeting or the 2021 Annual Meeting two or more directors out of each of Mr. Peribere, Mr. Rogerson and the two new independent directors Ashland has previously announced its intention to appoint to the Board in 2019 for any reason other than the death, disability, incapacity, voluntary resignation or voluntary decision not to stand for reelection.
The foregoing summary of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement filed as Exhibit 99.4 hereto, which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the October Filing, as amended on November 23, 2018, is supplemented by adding the following disclosure:
On January 22, 2019, the Cruiser Group entered into the Settlement Agreement.  See Item 4 for more detail.
Item 7.	Material to be Filed as Exhibits
Item 7 of the October Filing, as amended on November 23, 2018, is supplemented by adding the following disclosure:
On January 22, 2019, the Cruiser Group entered into the Settlement Agreement.  The Settlement Agreement is attached hereto as Exhibit 99.4, and is incorporated herein by reference.

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  January 24, 2019

CRUISER CAPITAL ADVISORS, LLC By: /s/ Keith M. Rosenbloom Name: Keith M. Rosenbloom Title: Managing Member
/s/ Keith M. Rosenbloom Keith M. Rosenbloom /s/ Allen A. Spizzo Allen A. Spizzo /s/ Patrick E. Gottschalk Patrick E. Gottschalk